Exhibit 99.1

AMÉRICA MÓVIL, S.A.B. DE C.V.

NOTICE OF ADS SCRIP DIVIDEND

TO ALL HOLDERS AND BENEFICIAL OWNERS OF

AMÉRICA MÓVIL, S.A.B. DE C.V. AMERICAN DEPOSITARY SHARES (“ADSs”)

DEPOSITARY:	CITIBANK, N.A. (“Depositary”).
COMPANY:	AMÉRICA MÓVIL, S.A.B. DE C.V., a company organized under the laws of the United Mexican States (“Company” or “América Móvil”).
DEPOSITED SECURITIES:	Series A shares of the Company (“Series A Shares”).
DEPOSIT AGREEMENT:	Amended and Restated Deposit Agreement, dated as of September 13, 2016, by and among the Depositary, the Company and the Holders and Beneficial Owners from time to time of ADSs issued thereunder (“Deposit Agreement”).
CUSIP NO:	02364W204.
ADS TICKER:	AMOV.
RATIO OF SERIES A SHARES TO ADS:	20 Series A Shares to 1 ADS (the “ADS Ratio”).
ADS RECORD DATE:	June 18, 2020 (5:00 p.m. New York City time) (“ADS Record Date”).
ADS SCRIP ELECTION DEADLINE:	10:00 A.M. (New York City time) on July 15, 2020 (“ADS Scrip Election Deadline”).
ADS BOOKS CLOSURE TO ADS ISSUANCES AND CANCELLATIONS:	June 17, 2020 (5:00 p.m. New York City time) to July 21, 2020 (5:00 p.m. New York City time).

I.	OVERVIEW

The Company has informed the Depositary that the shareholders of the Company approved, at the general shareholders’ meeting held on April 24, 2020, a scrip dividend of Ps. 0.19 per Series A Share (the “Dividend Amount”), payable in cash or in Series L shares held by the Company as treasury stock, in accordance with the terms described below (the “Scrip Dividend”).

The Company has informed the Depositary that under the terms of the Scrip Dividend, holders of Series A Shares as of the applicable record date will be entitled to elect to receive either (i) cash or (ii) Series L Shares or (iii) a combination thereof. The reference price used to calculate the number of Series L Shares to be received by any given shareholder that elects to receive Series L Shares will be calculated based on the market price per Series L Share at the opening of trading on the Mexican Stock Exchange on the business day immediately preceding July 20, 2020 (the “Payment Date”), as described in the Informational Notice (as defined below).

The terms of the Scrip Dividend payable to holders of Shares are more fully described in the notice of dividend, dated June 8, 2020 a copy of which is available from the Company’s website at http://www.americamovil.com and the SEC website at www.sec.gov (the “Informational Notice”). For more information about the Company, the Series A Shares and the Series L Shares, please consult the Company’s 2019 Annual Report on Form 20-F (“20-F”) filed with the

SEC on April 30, 2020, and the Company’s Reports on Form 6-K (“6-K”) filed with the SEC from time to time. For more information about the ADSs representing Series A Shares and Series L Shares, please consult the Registration Statements on Form F-6 (“F-6”) filed with the SEC on September 8, 2016. The 20-F, the 6-Ks and the F-6s are available on the SEC website at www.sec.gov.

The Company has requested that the Depositary make the Scrip Dividend available to holders of ADSs as of the ADS Record Date. In accordance with the Deposit Agreement, the Depositary, in consultation with the Company, has determined that it is not reasonably practicable to provide holders of ADSs with the option to receive the Scrip Dividend in the form of a combination of cash and shares. Consequently, holders of ADSs as of the ADS Record Date will be entitled to receive either (i) cash or (ii) ADSs representing Series L Shares (“Series L ADSs”), but not a combination thereof, upon the terms set forth herein (the “ADS Scrip Dividend”).

Calculation of ADS Scrip Dividend

The Depositary has agreed to make available to ADS holders as of the ADS Record Date the option to elect to receive the ADS Scrip Dividend in whole, but not in part, in the form of Series L ADSs. If you do not elect to receive the ADS Scrip Dividend in the form of Series L ADSs, you will receive from the Company the U.S. dollar equivalent of Ps.3.80 (three Mexican pesos and 80 cents) per ADS held as of the ADS Record Date (after conversion from Mexican pesos into US dollars by the Depositary upon the terms contemplated in the Deposit Agreement). Holders of ADSs who receive the Scrip Dividend in cash will not be charged a Depositary fee. The number of Series L ADSs to be received by an ADS holder that timely and validly elects to receive Series L ADSs will be determined by dividing (x) the product of (i) the number of Series A shares represented by the ADSs held by the ADS holder as of the ADS Record Date and (ii) the Dividend Amount, by (y) the market price per Series L Share at the opening of trading on the Mexican Stock Exchange on the business day immediately preceding the Payment Date (the “Reference Price”), and dividing the resulting number of Series L Shares by twenty (20) to reflect the Series L ADS ratio (the “Series L ADS Ratio”). Holders of ADSs who elect to receive the Scrip Dividend in the form of Series L ADSs will (in accordance with the terms of the Deposit Agreement) be charged a Depositary fee of US$0.035084 per ADS held as of the ADS Record Date.

Fractions of Series L ADSs

Holders will not receive fractions of Series L ADSs in connection with the ADS Scrip Dividend. In the event that the application of the formula set forth in the Informational Notice (as adjusted to reflect the Series L ADS Ratio) results in a number of Series L ADSs other than a whole number, the number of Series L ADSs to be received by any holder will be rounded down to the nearest whole number. In accordance with the Deposit Agreement, the Depositary will (i) aggregate the remaining fractions of a Series L ADS, (ii) arrange for the sale of the aggregated fractions on the New York Stock Exchange promptly after the Company distributes the Series L Shares for the Scrip Dividend, and (iii) distribute to the applicable ADS holders their allocable portion of the net cash proceeds from the sale of the fractional entitlements to Series L ADSs (net of applicable fees, taxes and expenses).

Process and Timeline

ADSs holders as of the ADS Record Date who wish to receive payment of the ADS Scrip Dividend in the form of Series L ADSs will need to submit their ADS Scrip Dividend payment option election (the “ADS Scrip Election”) prior to the ADS Scrip Election Deadline by returning a duly completed and signed ADS Scrip Dividend election form (the “ADS Scrip Dividend Election Form”), a copy of which is enclosed with this notice of ADS Scrip Dividend (the “Notice”), so that it is received by the Depositary at the designated address prior to the ADS Scrip Election Deadline. ADS holders who wish to receive payment of the ADS Scrip Dividend in cash do not need to take any action.

Partial ADS Scrip Elections are not permitted. Any ADS holder who elects to receive the ADS Scrip Dividend in the form of Series L ADSs will receive Series L ADSs with respect to all of such holder’s ADSs. Any ADS holder who has validly elected to receive the ADS Scrip Dividend in the form of Series L ADSs and who wishes to change such election, should send a signed written letter revoking the earlier election to the Depositary at the applicable address specified in the ADS Scrip Election Form prior to the ADS Scrip Election Deadline. Partial revocations of earlier ADS Scrip Elections are not permitted.

Beneficial owners of ADSs as of the ADS Record Date who hold their ADSs through a bank, broker or other securities intermediary must contact their bank, broker or other securities intermediary through which they hold their ADSs in order to make their ADS Scrip Election consistent with that entity’s procedures. The deadline for contacting your securities intermediary will be governed by the standing arrangements between you and your securities intermediary. If you wish to elect to receive payment of the ADS Scrip Dividend in the form of Series L ADSs, please take action promptly to provide instructions to your securities intermediary to allow sufficient time for your securities intermediary to gather your instructions and to submit an election on your behalf to the Depositary, prior to applicable deadlines. Holders of ADSs for which a valid election is not received in a timely manner will receive the ADS Scrip Dividend in the form of cash.

The Depositary expects to distribute the ADS Scrip Dividend to ADS holders in cash or in Series L ADSs, as applicable, promptly after receipt of the applicable funds and Series L Shares from the Company.

II.	TAX CONSIDERATIONS

U.S. Taxation

The following is a summary of certain U.S. federal income tax consequences of the receipt of the dividend to a holder of ADSs that is a citizen or resident of the United States of America, a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof, or otherwise subject to U.S. federal income taxation on a net income basis with respect to the ADSs (a “U.S. holder”). This summary is subject to the limitations described in the Company’s Form 20-F under the heading “Taxation of Shares and ADSs-U.S. Federal Income Tax Considerations” and is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, each as of the date hereof, and does not purport to be a comprehensive description of all of the tax consequences of receiving the dividend.

This summary is not exhaustive, and does not describe all of the tax considerations that may be relevant to a U.S. holder’s decision to elect to receive cash or additional Series L ADSs. The consequences to any particular U.S. holder will depend on the personal circumstances of such holder. Each U.S. holder is advised to consult its own tax advisors regarding the tax consequences of the dividend to it, including the consequences under U.S. federal, state, local or foreign tax laws.

Very generally, regardless of a U.S. holder’s election to receive cash or additional Series L ADSs, a U.S. holder that receives the dividend will be treated as having received a taxable distribution with the consequences described in the Company’s Form 20-F under “Taxation of Shares and ADSs—U.S. Federal Income Tax Considerations—Taxation of Distributions.”

In the case of a U.S. holder that receives the dividend in Mexican pesos in whole or in part (including any paid in lieu of fractional shares), the U.S. holder generally will recognize dividend income as to such portion equal to the gross amount of Mexican pesos the Company pays. In general, the gross amount of any dividend will be includible in the gross income of a U.S. holder as ordinary income on the day on which it is received by the U.S. holder, in the case of Series A Shares, or by the Depositary, in the case of ADSs. The dividend will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that it is received by the U.S. holder, in the case of Series A Shares, or by the Depositary, in the case of ADSs (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If the dividend is converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or Depositary that are converted into U.S. dollars on a date subsequent to receipt.

In the case of a U.S. holder that makes a valid election to receive the dividend in additional Series L ADSs, the U.S. holder will recognize dividend income in an amount equal to the U.S. dollar value of the rights to receive additional Series L ADSs as of the Payment Date. Such a U.S. holder’s tax basis in the additional Series L ADSs received will equal such U.S. dollar value, and the U.S. holder’s holding period in the additional Series L ADSs will begin on the day after the Payment Date.

A U.S. holder whose fractional entitlement to a Series L ADSs is sold by the Depositary in the open market and who receives cash in lieu of a fractional entitlement to a Series L ADS should realize short-term capital gain or loss in an amount equal to the difference between the U.S. holder’s tax basis in the fractional entitlement to a Series L ADS and the amount realized on the disposition (each as determined in U.S. dollars). The U.S. holder’s tax basis in the fractional entitlement to a Series L ADS should be equal to the fair market value of the Series L ADS (in U.S. dollars) as of the date of distribution (that is, the amount includible in income as ordinary dividend income as described above).

Subject to applicable limitations, certain non-corporate U.S. holders may be taxable on the amount of the dividend at a rate that is lower than the rate applicable to ordinary income. U.S. holders should consult the discussion in the Company’s Form 20-F under “Taxation of Shares and ADSs-U.S. Federal Income Tax Considerations-Taxation of Distributions,” as well as their own tax advisors regarding the availability of the reduced tax rate on the dividend in their particular circumstances.

The dividend will not be eligible for the dividends-received deduction allowed to corporations under the Code. In general, a U.S. holder that receives additional Series L ADSs will be treated as owning the Series L Shares represented by those Series L ADSs for U.S. federal income tax purposes.

The dividend may be subject to information reporting and backup withholding unless the holder establishes that it is an exempt recipient if required, or provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service.

Mexican Taxation

The following summary contains a description of certain Mexican income tax consequences of the distribution described in this Notice, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the decision to receive the dividend in cash or Series L ADSs. This discussion does not constitute, and should not be considered as, legal or tax advice to the Company’s ADS holders. The discussion is for general information purposes only and is based upon the tax laws of Mexico as in effect on the date of this Notice. For additional information on the Mexican income tax consequences of the Scrip Dividend, please consult the Informational Notice.

The tax consequences discussed below may not be applicable to all of the Company’s ADS holders. Accordingly, the Company encourages ADS holders to consult their own tax advisors to better understand the tax consequences of their participation in the payment process described herein. The Company disclaims any liability for any tax consequence suffered or obligation incurred by any ADS holder who elects to participate in such distribution.

For the purposes of Mexican accounting and tax rules, receiving the Series L ADSs will be deemed to be an automatic and simultaneous reinvestment and not a dividend payment in kind.

Under no circumstances will the dividend be deemed to be either a sale of shares by the Company or a general solicitation of a waiver or transfer of any rights from the shareholders or ADS holders. The Company has not realized nor will realize, with respect to the dividend, any public sales efforts of its shares or ADSs and/or a public offer.

Cash Dividend

General: Withholding Tax

Dividends, either in cash or in kind, paid with respect to the Company’s shares to Mexican and non-Mexican resident individuals will generally be subject to a 10% Mexican withholding tax.

Nonresident ADS holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Exception: Earnings accrued prior to 2014

However, dividends from net earnings accrued prior to 2014 are not subject to the Mexican withholding tax. The earnings distributed as dividends pursuant to this Notice were accrued by the Company prior to December 31, 2013. Accordingly, such dividends will not be subject to Mexican tax withholding irrespective of the election made by any given ADS holder.

Reinvestment of ADSs

Reinvestment of Profits

Income from dividends reinvested within thirty (30) days of their distribution is deemed realized in the year in which the capital contribution is refunded or the issuer is liquidated. Accordingly, for the purposes of Mexican accounting and tax rules, receipt of the Series L ADSs on the Payment Date, will be deemed to be a reinvested dividend immediately upon its distribution, will not be subject to the Mexican withholding tax and will not be deemed realized until such time as the Company may refund the capital contributions in connection with a decrease in the Company’s share capital or until the Company is liquidated.

Tax Basis

For purposes of Mexican taxation, the acquisition of shares or ADSs through the reinvestment of dividends or profits within thirty (30) days of their distribution carries no tax basis for any future dispositions.

III.	OTHER INFORMATION

Please find additional information provided by the Company on its Scrip Dividend in the Informational Notice. We urge you to read this Notice and the Informational Notice in their entirety. In the event of any conflict between the terms set forth in this Notice and the terms of the Informational Notice, the terms hereof will govern the rights and obligations of the Company, the ADS holders and the Depositary in respect of the ADS Scrip Dividend.

The information contained herein with respect to the Scrip Dividend has been provided by the Company. The Depositary is forwarding this information to you solely as Depositary for the ADSs and in accordance with the terms of the Deposit Agreement, and disclaims any responsibility with respect to the accuracy or completeness of such information. The Depositary does not, and should not be deemed to, express any opinion with respect to the Scrip Dividend. The rights and obligations of ADS holders, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the American Depositary Receipts issued to evidence ADSs (if any). If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions or need assistance regarding the ADS Scrip Dividend, please contact Citibank, N.A. – ADR Shareholder Services at 866-254-7069.

Citibank, N.A.,

as Depositary

Enclosure:

●	ADS Scrip Dividend Election Form